SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Dividend Declaration, dated November 10, 2005.

ADS Dividend Declaration

On 10 November 2005, ScottishPower announced in the Company's Half Year and Second Quarter results that the dividend for the second quarter ended 30 September 2005 was 5.20 pence per ordinary share. The dividend will be payable on 28 December 2005 to shareholders on the register on 18 November 2005.

This is to confirm that the dividend rate per American Depositary Share (ADS) is $0.3621. The ADS dividend will be paid on 28 December 2005 to ADS holders of record on 18 November 2005.

For further information:

Donald McPherson, Assistant Secretary                   Telephone: + 44 (0)1698 396413

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: November 10, 2005	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary